Contact

www.linkedin.com/in/erinapindar (LinkedIn)
www.smartflyer.com (Company)

Top Skills

Marketing
Website Development
Event Planning

Erina Pindar

COO | Luxury Lifestyle | Strategy, Brand, Operations, and Technology Development.
New York, New York, United States

Experience

SmartFlyer

15 years 4 months

COO and Managing Partner
December 2022 - Present (2 years 5 months)

SmartFlyer is a modern full-service luxury travel company built for the curious global traveler.

Managing Director
July 2014 - December 2022 (8 years 6 months)
Greater New York City Area

Director of Marketing
January 2012 - July 2014 (2 years 7 months)
Greater New York City Area

Marketing / Industry Relations Manager & VIP Travel Consultant
January 2010 - January 2012 (2 years 1 month)

SION

Board Advisor
December 2022 - Present (2 years 5 months)

SION is a SaaS software that helps travel agents manage their commission payments.

Lucia

Director Board of Directors
May 2022 - Present (3 years)

Lucia is a travel management platform that helps you scale without hiring.

Frosch International Travel

Sales & Marketing
July 2009 - January 2010 (7 months)

Linden Travel

Sales & Marketing
March 2008 - July 2009 (1 year 5 months)

Sales and Marketing (Acquired by Frosch International Travel)

Hawkins International Public Relations
PR Assistant
October 2007 - March 2008 (6 months)

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Education

UNC Charlotte Belk College of Business

B.S, Marketing · (2005 - 2007)

Fashion Institute of Technology

A.A.S, Fashion Merchandising · (2004 - 2005)